                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

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                                  SCHEDULE 13D
                                 (Rule 13d-101)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                PURSUANT TO RULE 13D-1(a) AND AMENDMENTS THERETO
                         FILED PURSUANT TO RULE 13D-2(a)

                                  NAVIDEC, INC.
                                (Name of Issuer)


                           Common Stock, no par value
                         (Title of Class of Securities)


                                    63934Q101
                                 (CUSIP Number)



                                  Navidec, Inc.
                             Fiddler's Green Center
                      6399 Fiddler's Green Circle Suite 300
                        Greenwood Village, Colorado 80111
                                 (303) 222-1000
                             Attention: Ralph Armijo
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 8, 1999
             (Date of Event Which Requires Filing of This Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

                         (Continued on following pages)

                               (Page 1 of 4 Pages)

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CUSIP NO. 63934Q101                        13D               PAGE 2 OF 4 PAGES
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1        NAMES OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                                                                   Ralph Armijo
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2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a)  [ ]
                                                                       (b)  [ ]
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3        SEC USE ONLY

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4        SOURCE OF FUNDS
                                                                             PF
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5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
                                                          ITEM 2(d) or 2(e)  [ ]

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6        CITIZENSHIP OR PLACE OF ORGANIZATION
                                                                  United States
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   NUMBER OF SHARES     7         SOLE VOTING POWER
BENEFICIALLY OWNED BY                                                 805,659
EACH REPORTING PERSON
         WITH
                        --------------------------------------------------------
                        8         SHARED VOTING POWER
                                                                        -0-
                        --------------------------------------------------------
                        9         SOLE DISPOSITIVE POWER
                                                                      805,659
                        --------------------------------------------------------
                        10        SHARED DISPOSITIVE POWER
                                                                        -0-
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11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                                      805,659
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12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                                                                 SHARES     [ ]
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13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                                           8.0%
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14       TYPE OF REPORTING PERSON
                                                                            IN
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                                  SCHEDULE 13D

                                  NAVIDEC, INC.


       This Statement on Schedule 13D (this "Statement") is filed by Ralph
Armijo.

ITEM   1.       SECURITY AND ISSUER.

                         This Statement relates to shares of common stock, no
                par value ("Common Stock"), of Navidec, Inc. (the "Company"). The address of the principal executive offices of the Company is Fiddler's Green Center, 6399 Fiddler's Green Circle Suite 300, Greenwood Village, Colorado 80111.

ITEM   2.       IDENTITY AND BACKGROUND.

                         Ralph Armijo, Fiddler's Green Center, 6399 Fiddler's
                Green Circle Suite 300, Greenwood Village, Colorado 80111 is President, Chief Executive Officer and Director of Navidec, Inc., Fiddler's Green Center, 6399 Fiddler's Green Circle Suite 300, Greenwood Village, Colorado 80111. Mr. Armijo has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). Mr. Armijo has not, during the last five years, been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Armijo is a citizen of the United States.

ITEM   3.       SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                         This report is filed for the purpose of disclosing
                the sale by Ralph Armijo of 150,000 shares of Common Stock on December 8, 1999. (See Item 4 below.)

                         In February, 1997, Mr. Armijo reported his ownership
                of 831,659 shares of Common Stock. In February 1998, options for up to 146,000 shares of Common Stock became exercisable by Mr. Armijo. In June 1998 Mr. Armijo sold 22,000 shares of Common Stock on the open market at a price of $5 3/8 per share.

ITEM   4.       PURPOSE OF TRANSACTION.

                         On December 8, 1999, Ralph Armijo sold 150,000 shares
                of the Company's Common Stock for $8.6025 per share as a selling shareholder pursuant to a registration statement on Form S-3 that was filed in connection with the Company's underwritten public offering of 2,500,000 shares of Common Stock. Mr. Armijo may, from time to time, evaluate market opportunities for further sales.

ITEM   5.         INTEREST IN SECURITIES OF THE ISSUER.

                  (a) Ralph Armijo beneficially owns 805,659 shares of Common Stock, which represents 8.0% of the issued and outstanding shares of Common Stock calculated in accordance with Rule 13d-3.

                  (b) Ralph Armijo has sole power to vote or to direct the vote of and the sole power to dispose or to direct the disposition of all 805,659 shares of Common Stock he currently holds.

                  (c) Other than as set forth herein, there have been no transactions in the Company's Common Stock effected during the past 60 days.

                  (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock owned by Ralph Armijo.

                  (e)      Not applicable.

ITEM   6.       CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH
       RESPECT TO  SECURITIES OF THE  ISSUER.

                         Ralph Armijo entered into a Lock-up Agreement on the
                effective date of the Company's most recent Registration Statement on Form S-3. Pursuant to the agreement, Mr. Armijo agreed not to sell any of his Common Stock during the 180 day period following the effective date of the Registration Statement on Form S-3, except for those shares of Common Stock sold to the underwriters in connection with the exercise of the underwriters' overallotment option, the sale of which shares is reported herein. Mr. Armijo is not a party to any other contract, arrangement, understanding or relationship (legal or otherwise) with respect to any securities of the issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss or the giving or withholding of proxies.

ITEM   7.       EXHIBITS.

                         Not applicable

                                  SIGNATURE

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January 11, 2000                     /s/ Ralph Armijo
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                                            RALPH ARMIJO